

10031614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

JUL 06 2010

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-52772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3 Mark Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Highway 6 Suite 400
(No. and Street)

Sugar Land (City) Texas (State) 77478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betsy Riley 281-269-2331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein + Associates LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street (Address) Suite 1600 Denver (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/2

AB 8/2

OATH OR AFFIRMATION

I, Betsy E. Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 3 Mark Equities, INc., as of March 31, 2010, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title



RENAE M. MOORE
MY COMMISSION EXPIRES
February 19, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2010

052772

8-052772 FINRA MAR

3 MARK EQUITIES INC
1600 HWY 6 SOUTH STE 400
SUGAR LAND, TX 77478

o000000003o t000052772t 0000 2010o

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] 6-7-10

Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2010

8-052772 FINRA MAR

3 MARK EQUITIES INC

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2010</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

3 MARK EQUITIES, INC.

TABLE OF CONTENTS


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
3 Mark Equities, Inc.
Houston, Texas

We have audited the accompanying statements of financial condition of 3 Mark Equities, Inc. as of March 31, 2010 and 2009, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3 Mark Equities, Inc. as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
May 18, 2010

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

3 MARK EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	As of March 31,	
	2010	2009
Assets:		
Cash and cash equivalents	$ 92,642	$ 108,822
Commissions receivable	15,890	3,266
Total Assets	$ 108,532	$ 112,088

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Liabilities:		
Commissions payable – related party	$ 12,712	$ 2,613
Total liabilities	12,712	2,613
Stockholder's Equity:		
Common stock, $.01 par value; 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	85,820	99,475
Total stockholder's equity	95,820	109,475
Total Liabilities and Stockholder's Equity	$ 108,532	$ 112,088

See accompanying notes to these financial statements.

3 MARK EQUITIES, INC.

STATEMENTS OF INCOME

	For the Years Ended March 31,	
	2010	2009
Revenues	$ 706,514	$ 906,245
Expenses:		
Commissions – related party	565,211	724,996
Management fee – related party	120,000	120,000
	685,211	844,996
Income before Income Taxes	21,303	61,249
Income Taxes	(7,456)	(21,437)
Net Income	$ 13,847	$ 39,812

See accompanying notes to these financial statements.

3 MARK EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, April 1, 2008	$ 10	$ 9,990	$ 132,008	$ 142,008
Distributions to Parent	–	–	(72,345)	(72,345)
Net income	–	–	39,812	39,812
Balances, March 31, 2009	10	9,990	99,475	109,475
Distributions to Parent	–	–	(27,502)	(27,502)
Net income	–	–	13,847	13,847
Balances, March 31, 2010	$ 10	$ 9,990	$ 85,820	$ 95,820

See accompanying notes to these financial statements.

3 MARK EQUITIES, INC.

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31,	
	2010	2009
OPERATING ACTIVITIES:		
Net income	$ 13,847	$ 39,812
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	(12,624)	7,777
Commissions payable	10,099	(6,221)
Net cash provided by operating activities	11,322	41,368
FINANCING ACTIVITIES:		
Capital distributions, net	(27,502)	(72,345)
Net cash used in financing activities	(27,502)	(72,345)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,180)	(30,977)
CASH AND CASH EQUIVALENTS, beginning of year	108,822	139,799
CASH AND CASH EQUIVALENTS, end of year	$ 92,642	$ 108,822
SUPPLEMENTAL INFORMATION:		
Cash paid to Parent for income taxes	$ 7,456	$ 21,437

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations – 3 Mark Equities, Inc. (the "Company") was incorporated in Delaware on February 16, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and was established as a limited broker and dealer involved with wholesaling variable insurance products. The Company receives gross dealer concessions or wholesale concessions from other designated brokers and dealers for sales of variable life insurance products, mutual funds, and corporate debt and equity securities. The Company is a wholly owned subsidiary of 3 Mark Financial, Inc., (the "Parent").

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Company provides for deferred income taxes under the liability method. The Company has no temporary differences between the book and tax bases of its assets and liabilities.

The operating results of the Company are included in the consolidated income tax returns filed by the Parent and its affiliates. The Parent's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

Commission Income and Expense – The Company earns commissions from the sale of mutual funds, unit investment trusts, corporate debt and equity securities through a network of registered representatives of affiliated broker/dealers. The managers of those registered representatives are paid commissions, which generally are approximately 80% of the commission earned by the Company.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Adopted Pronouncements – In June 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. ASC 105 has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. It also modifies the GAAP hierarchy to include only two levels of GAAP; authoritative and non-authoritative. The Company adopted ASC 105 effective July 1, 2009. Pursuant to the provisions of ASC 105, the Company has updated references to GAAP in its financial statements issued for the period ended March 31, 2010. The adoption of ASC 105 did not have an impact on the Company's financial position, results of operations or cash flows.

The Company adopted the provisions of FASB ASC 740, *Accounting for Uncertainty in Income Taxes*, on April 1, 2009. The adoption of this statement did not have a material effect on the Company's financial position, results of operations or cash flows. The Company has not recorded any liabilities as of March 31, 2010 related to the adoption of this statement. Subsequent to adoption, there have been no changes to the Company's assessment of uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2010, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. Furthermore, the Company is no longer subject to U.S. federal income tax examinations by the Internal Revenue service for tax years before 2006 and for state and local tax authorities for years before 2006. The Company's tax years of 2006 and forward are subject to examination by federal and state taxing authorities.

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which provides guidance for management's assessment of subsequent events. An additional disclosure required by ASC 855 is to identify the 'as of' date of the subsequent event. ASC 855 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's financial position or results of operations. Subsequent events have been evaluated through May 18, 2010, which is the date the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS:

The Company has no full-time employees and shares facilities with its Parent and its affiliates. Accordingly, the Company is economically dependent on its Parent. The Company paid its parent $120,000 in management fees for fiscal 2010 and 2009. Management fees are based upon the Parent's estimate of allocable costs, including labor, rent and overhead costs, incurred by the Parent on behalf of the Company. The Parent allocates these costs to the Company based on labor hours and square footage. In addition, the Company paid approximately $565,000 and $725,000 in commissions in fiscal 2010 and 2009, respectively, based on 80% of revenues received. As of March 31, 2010 and 2009, the Company had commissions payable to the Parent of $12,712 and $2,613, respectively.

As of March 31, 2010 and 2009, the Company had made overpayments to the Parent totaling $27,502 and $72,345, respectively, which have been reflected as a distribution in the accompanying financials.

3. MINIMUM NET CAPITAL REQUIREMENT:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At March 31, 2009, the Company had net capital of $109,475, which was $104,475 greater than its required net capital of $5,000. At March 31, 2010, the Company had net capital of $95,820, which was $90,820 greater than its required net capital of $5,000.

4. **RECONCILIATION OF FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS:**

The accompanying audited 2010 and 2009 financial statements reflect certain adjustments to amounts previously reported in the 2010 and 2009 fourth quarter Financial and Operational Combined Uniform Single reports (FOCUS Reports) filed with the Securities and Exchange Commission. Specifically, the $515,911 receivable due from the Parent and reported in the 2010 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. The $488,409 receivable due from the Parent and reported in the 2009 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent.

3 MARK EQUITIES, INC.

SCHEDULE I

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2010 AND 2009**

	MARCH 31,	
	2010	2009
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity (from statement of financial condition)	$ 95,820	$ 109,475
Net capital	$ 95,820	$ 109,475
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 12,712	$ 2,613
Percentage of aggregate indebtedness to net capital	13.27%	2.39%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 847	$ 174
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000	$ 5,000
Net capital surplus	$ 90,820	$ 104,475

The computation of net capital included in the Company's Form X-17A-5 (Focus Report, Part II) as of March 31, 2010 and 2009 does not differ materially from the above presentation.

3 MARK EQUITIES, INC.

SCHEDULE II

**EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF MARCH 31, 2010**

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(1), since, the Company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products and does not handle customer funds and/or securities.


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
3 Mark Equities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of 3 Mark Equities, Inc. (the "Company"), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



HEIN & ASSOCIATES LLP

Denver, Colorado
May 18, 2010


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

3 Mark Equities, Inc.

Financial Statements and Supplemental Schedules
For the Years Ended March 31, 2010 and 2009
and Independent Auditor's Report on Internal Control